Exhibit 23.D
Consent of Sproule Associates Limited
We hereby consent to the reference to and use of our reserves evaluation report dated January 31, 2007 by Shell Canada Limited (the “Corporation”) in its annual report on Form 40-F and Annual Information Form, each dated March 8, 2007, with respect to the Corporation’s reserves data and related information for the year ended December 31, 2006.

/s/ R. Keith MacLeod, P. Eng. Executive Vice President
Sproule Associates Limited

March 8, 2007